Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Reports Second Quarter 2020 Results

●	Second quarter revenues of $9.2 million

●	Cash, cash equivalents and short-term bank deposits of $66 million and no debt

●	Reiterating 2020 revenue guidance range of $35-$38 million

TEL AVIV, Israel – August 11, 2020 − RADCOM Ltd. (Nasdaq: RDCM) today reported its financial results for the second quarter ended June 30, 2020.

“We are pleased by our second quarter performance, which was in line with our full-year growth plans as we increased revenues, and improved our bottom line while continuing to invest in R&D,” commented Eyal Harari, RADCOM’s CEO. “Despite the challenges of COVID-19, we were able to further our technological capabilities for 5G while following regional health guidelines to keep our employees and customers safe. At the same time, the telecom industry continued to move forward with 5G rollouts.”

“We were excited to announce last week the launch of RADCOM ACE – our Automated, Containerized, End-To-End assurance solution for 5G networks. This product launch is the culmination of research and development investments made over the last few years and our virtualization expertise, which we gained through working with leading operators worldwide. RADCOM ACE enables operators to integrate assurance into their cloud platforms and automate 5G network operations using artificial intelligence (AI)-driven insights. As 5G implementations continue, operators will need real-time, customer-centric insights of the network, which will require operators to upgrade their existing service assurance solutions to cloud-native offerings that are designed from the ground up for 5G networks. To that end, RADCOM ACE is already being trialed at some of the most advanced cloud-native networks worldwide.”

“We believe that RADCOM is well-positioned to take advantage of 5G opportunities as the market evolves, and more operators migrate their networks to 5G. We believe that our strong cash position and balance sheet enable us to continue growing and investing in our innovative solutions, despite the uncertainty caused by the COVID-19 pandemic. Based on the current industry conditions and our visibility, we are reiterating our full-year 2020 revenue guidance range of $35 million to $38 million.”

Second Quarter 2020 Financial Highlights:

●	Total revenues for the second quarter were $9.2 million, compared to $8.5 million in the second quarter of 2019.

●	GAAP net loss for the second quarter decreased to $0.2 million, or $0.01 per diluted share, compared to a GAAP net loss of $0.9 million, or $0.07 per diluted share for the second quarter of 2019.

●	Non-GAAP net income for the period is $0.2 million, or $0.02 per diluted share, compared to a non-GAAP net loss of $0.4 million, or loss of $0.03 per diluted share for the second quarter of 2019.

●	As of June 30, 2020, the Company had cash and cash equivalents and short-term bank deposits of $66 million and no debt.

Earnings Conference Call
RADCOM’s management will hold an interactive conference call today at 8:00 AM Eastern Daylight Time (3:00 PM Israel Daylight Time) to discuss the results and to answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-888-407-2553

From other locations: +972-3-918-0610

For those unable to listen to the call at the time, a replay will be available on RADCOM’s website later the same day.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:
Amir Hai

CFO

+972-77-774-5011

amir.hai@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting and cutting edge techniques based on machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe,” “may,” “might,” “predict,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its investment in technology and R&D, the expected transition to and roll out of 5G networks and other market trends, the Company’s market position, potential growth, the potential in the RADCOM ACE product, the Company’s expectations regarding the impact of COVID-19, and its revenue guidance, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Revenues	$9,159	$8,546	$17,487	$14,592
Cost of revenues	2,143	2,154	5,252	3,991
Gross profit	7,016	6,392	12,235	10,601
Research and development, gross	4,710	4,577	9,500	9,222
Less - royalty-bearing participation	572	412	572	816
Research and development, net	4,138	4,165	8,928	8,406
Sales and marketing	2,281	2,617	4,734	5,063
General and administrative	906	850	1,929	1,647
Total operating expenses	7,325	7,632	15,591	15,116
Operating loss	(309)	(1,240)	(3,356)	(4,515)
Financial income, net	150	341	320	481
Loss before taxes on income	(159)	(899)	(3,036)	(4,034)
Taxes on income	(21)	(37)	(53)	(46)

Net loss	$(180)	$(936)	$(3,089)	$(4,080)

Basic and diluted net loss per ordinary share	$(0.01)	$(0.07)	$(0.22)	$(0.30)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	13,930,021	13,762,795	13,902,927	13,756,198

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
GAAP gross profit	$7,016	$6,392	$12,235	$10,601
Stock-based compensation	14	66	42	95
Non-GAAP gross profit	$7,030	$6,458	$12,277	$10,696
GAAP research and development, net	$4,138	$4,165	$8,928	$8,406
Stock-based compensation	251	179	418	357
Non-GAAP research and development, net	$3,887	$3,986	$8,510	$8,049
GAAP sales and marketing	$2,281	$2,617	$4,734	$5,063
Stock-based compensation	44	184	187	330
Non-GAAP sales and marketing	$2,237	$2,433	$4,547	$4,733
GAAP general and administrative	$906	$850	$1,929	$1,647
Stock-based compensation	102	96	287	183
Non-GAAP general and administrative	$804	$754	$1,642	$1,464
GAAP total operating expenses	$7,325	$7,632	$15,591	$15,116
Stock-based compensation	397	459	892	870
Non-GAAP total operating expenses	$6,928	$7,173	$14,699	$14,246
GAAP operating loss	$(309)	$(1,240)	$(3,356)	$(4,515)
Stock-based compensation	411	525	934	965
Non-GAAP operating income (loss)	$102	$(715)	$(2,422)	$(3,550)
GAAP loss before taxes on income	$(159)	$(899)	$(3,036)	$(4,034)
Stock-based compensation	411	525	934	965
Non-GAAP income (loss) before taxes on income	$252	$(374)	$(2,102)	$(3,069)
GAAP net loss	$(180)	$(936)	$(3,089)	$(4,080)
Stock-based compensation	411	525	934	965
Non-GAAP net income (loss)	$231	$(411)	$(2,155)	$(3,115)
GAAP net loss per diluted share	$(0.01)	$(0.07)	$(0.22)	$(0.30)
Stock-based compensation	0.03	0.04	0.07	0.07
Non-GAAP net income (loss) per diluted share	$0.02	$(0.03)	$(0.15)	$(0.23)
Weighted average number of shares used to compute diluted net income (loss) per share	14,329,385	13,762,795	13,902,927	13,756,198

RADCOM Ltd.
 Consolidated Balance Sheets
 (thousands of U.S. dollars)

	As of	As of
	June 30, 2020	December 31, 2019
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	$8,234	$6,201
Short-term bank deposits	57,779	63,080
Trade receivables, net	12,109	11,039
Inventories	742	1,356
Other accounts receivable and prepaid expenses	1,353	1,536
Total Current Assets	80,217	83,212

Non-Current Assets
Severance pay fund	3,356	3,365
Other long-term receivables	1,695	2,314
Property and equipment, net	1,543	1,669
Operating lease right-of-use assets	5,064	5,842
Total Non-Current Assets	11,658	13,190

Total Assets	$91,875	$96,402

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$1,951	$2,452
Deferred revenues and advances from customers	840	828
Employee and payroll accruals	3,767	4,132
Operating lease liabilities	1,173	1,263
Other liabilities and accrued expenses	3,594	4,050
Total Current Liabilities	11,325	12,725

Non-Current Liabilities
Deferred revenues	75	100
Accrued severance pay	4,025	3,904
Operating lease liabilities	4,213	4,967
Other liabilities and accrued expenses	523	836
Total Non-Current Liabilities	8,836	9,807

Total Liabilities	$20,161	$22,532

Shareholders’ Equity
Share capital	$655	$648
Additional paid-in capital	138,896	137,969
Accumulated other comprehensive loss	(2,635)	(2,634)
Accumulated deficit	(65,202)	(62,113)

Total Shareholders’ Equity	71,714	73,870
Total Liabilities and Shareholders’ Equity	$91,875	$96,402